Form 10-K405, Exhibit 13
period 1999-12-31
INVITROGEN CORP
filed 2000-03-14
CIK 1073431

INVITROGEN 1999 ANNUAL REPORT

                              [PHOTO]

Scientist at work with DNA molecule, DNA sequence and a One Shot Kit

Accelerating
Gene Discovery
and Analysis

[LOGO]
Invitrogen

CORPORATE PROFILE

As the Human Genome Project and other genome sequencing efforts are completed, Invitrogen believes that the focus of research will shift toward discovering the specific functions of genes and their encoded proteins. This knowledge will lead to the development of new drugs, diagnostic techniques, disease therapies, and useful crop and livestock variations. Many of the conventional molecular biology research methods being used to accomplish these goals are time consuming and require considerable scientific training and experience to generate accurate, reproducible results. Invitrogen's diverse lines of kits and services are designed to address these limitations and make molecular biology research techniques faster, easier, more cost-effective, and more accessible to researchers working in a broad range of disciplines.

       ALL AMOUNTS BELOW ARE UNAUDITED ON A PRO FORMA COMBINED BASIS TO INCLUDE
         RESEARCH GENETICS-Registered Trademark-, ACQUIRED IN FEBRUARY 2000.

REVENUE GROWTH                         NET EARNINGS GROWTH


                     [GRAPH]                       [GRAPH]



YEARS ENDED DECEMBER 31                     1999         1998        1997        1996        1995
  (in thousands, except per share data)
REVENUES                                  $ 92,880      $70,567    $ 55,334     $44,606     $33,705

Net income                                   9,060(1)     5,519       3,417       2,924       2,106

Net income (loss) applicable
  to common shares                           9,808(1)     4,415     (12,223)      2,753       1,996

Earnings (loss) per share:

  Basic                                     $ 0.51(1)   $  0.29    $  (0.83)    $  0.20     $  0.13

  Diluted                                   $ 0.45(1)   $  0.26    $  (0.83)    $  0.17     $  0.13

Cash, cash equivalents and
  short-term investments                   102,221        6,543       9,333       1,820         875

Total assets                               156,675       45,622      34,192      22,432      18,258

Working capital                            108,720        8,349       8,533       4,139           -

Long-term obligations                        7,256        8,033       5,656       5,797       6,026

Redeemable preferred stock issues                -       17,740      16,537       1,306       1,143

Stockholders' equity (deficit)             127,363        4,390        (139)      4,788       1,745


       (1) Includes non-recurring merger-related costs net of tax of $3.1 million

                                                   [PHOTO]
                                                   Lyle Turner
                                                   Chairman, President and
                                                   Chief Executive Officer

TO OUR STOCKHOLDERS, EMPLOYEES, AND CUSTOMERS:

I am pleased to present to you the first annual report of Invitrogen Corporation as a publicly held company. Invitrogen develops, manufactures, and markets research tools in kit form and provides other research products and services to corporate, academic, and government entities. Our products increase the speed, accuracy, and consistency of various molecular biology research activities, reducing our customers' research and development times and costs. Founded in 1987, we have been growing profitably and steadily, one of the few biotechnology companies able to make that claim. Our successful initial public offering in February 1999, followed by an equally successful secondary offering in October 1999, will help fuel our continued expansion. At the end of 1999 we had over $100 million available to use in obtaining new technologies. In March 2000 we added over $167 million in net proceeds from the issuance of seven-year convertible subordinate notes. We have also used our stock as a valuable currency to make two strategic acquisitions. By becoming a larger, more diversified company, we have increased our ability to serve the genetic research marketplace and dramatically improved our ability to deliver value for our customers and stockholders.

REVENUE AND NET INCOME GROWTH CONTINUES
Our revenue and net income increased to record levels in 1999 due to the continued growth of our markets, our introduction of new products, increasing market acceptance of our products, and the expansion of our direct sales and marketing efforts. Indications of our accelerated performance include revenue of $68.3 million in 1999, a 27 percent increase over revenue of $53.7 million in 1998. Net income, excluding merger-related costs net of tax, was $9.8 million, up 131% compared with $4.2 million for 1998. Earnings per share, excluding merger-related costs, were $0.57 per share in 1999 compared with $0.23 per share for 1998. (The results of Research Genetics, which was acquired in February 2000, are not included in our reported results for last year. However, unaudited pro forma combined results for 1995-1999 including Research Genetics are provided for your information on the inside front cover of this report.)

ACQUISITIONS BROADEN OUR INNOVATIVE PRODUCT LINE Our products are designed to enhance various gene discovery methods, with an emphasis on gene identification, cloning, expression, and analysis. Historically, we have been a market and technology leader in gene cloning and expression. In August 1999 we expanded our leadership position to protein analysis through the acquisition of NOVEX-Registered Trademark-, a foremost supplier of pre-cast electrophoresis gels. NOVEX's product lines dovetail extremely well with Invitrogen's, as researchers expressing proteins usually analyze them with electrophoresis gels. This merger enables us to cross-sell products to both companies' existing customers and to address new markets utilizing our combined expertise.

We completed a second merger in February 2000 with Research Genetics, a leading supplier of products and services for functional genomics and gene-based drug discovery research. Research Genetics' product lines include DNA microarrays and custom software for microarray data analysis, one of the world's largest collections of commercially available, sequence-validated clones, PCR primers that amplify all or a specific portion of selected genes, genetic markers that are used to locate disease genes, and custom-made DNA. Gaining this product and technology platform gives us a significant presence in the gene identification and analysis fields, as well as greatly increasing our service capabilities.

By expanding our product lines into new areas of genomics, the NOVEX and Research Genetics acquisitions enable us to serve our customers from the earliest phases of gene identification through the various stages of gene cloning, expression, and analysis.

IN-LICENSING DRIVES GROWTH
Invitrogen has grown rapidly, in part by employing a strategy that emphasizes aggressive in-licensing of late-stage, innovative technologies. This approach, combined with the fact that our products do not require FDA or equivalent approvals in the United States or other countries, shortens our product development cycles and accelerates our time to market. During 1999, we launched 65 new or enhanced products and obtained 18 new technology licenses. In addition, we acquired sole ownership of the patents that cover the TA Cloning-Registered Trademark- method and materials, giving us exclusive, worldwide, royalty-free rights to the technology that has become the dominant PCR cloning technique. At the end of 1999, we held more than 85 technology licensing agreements covering approximately 200 patents. We believe that the combination of our revenue growth, established name, strong sales and marketing organization, and global presence will continue to make Invitrogen a preferred technology partner among researchers and technology licensors.

SALES FORCE EXPANSION
A strong sales component, utilizing both a direct sales force and distributors, has contributed greatly to our increased sales. The NOVEX acquisition further strengthened our sales force, especially in the commercial research market. I am particularly excited at our prospects for increasing the sales of Research Genetics' products. To date they have achieved sales growth of over 30% a year without a sales force, an international presence, or any venture capital support. Joining with Invitrogen will significantly increase the marketing, sales, and financial resources available to drive sales of their products and services.

Today, we operate offices in the United States and Europe and are in the process of opening an office in Japan. The Japanese are beginning to spend heavily on genomics and we believe this market will become a larger source of revenues. We plan to expand our sales and marketing efforts in all three regions during the next year.

MARKET DRIVERS PROVIDE PROMISING OUTLOOK
On a global basis, the genomics supply market has been one of the fastest-growing life science markets. We believe the markets for our kits and services will continue to grow due to several factors. These include increasing levels of government funding for the study of genetic material, accelerated investment in commercial research activities, increasing availability of new data for study from the Human Genome Project, and the proliferation of high-throughput molecular biology research techniques.

STRATEGY FITS THE OPPORTUNITY
I am extremely proud of our accomplishments this past year. They demonstrate our ability to maintain our leadership position, successfully in-license key technologies, make accretive acquisitions, and position the company to capture added value on our expanding technology portfolio. We expect continued growth in the genomics supply sector and believe we have the abilities, strategies, financial strength, and momentum to further penetrate this expanding market. Our molecular biology products have become an integral part of nearly every aspect of the gene discovery and analysis process. By offering a growing supply of valuable research tools and services and developing collaborative efforts with leading researchers, Invitrogen is poised to benefit immensely from the emerging drug discovery revolution.

Lyle C. Turner


/s/ Lyle C. Turner


Chairman, President, and Chief Executive Officer

[DIAGRAM]
DISCOVERY CYCLE

FOUR STEPS TO DISCOVERY
Projects to sequence the human genome, as well as the genomes of other species, are now in their final stages. The rapid influx of sequence information has led to a need for products and services that will enable life science researchers to analyze the millions of sequences uncovered. The goal of this research is to determine which sequences define genes and then discover the functions and interactions within a cell of the proteins encoded by the genes. This process of discovery is a continuous cycle that involves four main steps: Gene Identification, Gene Cloning, Gene Expression, and Gene Analysis, each of which requires a unique set of tools and techniques.

THE GENOME
The total genetic information carried by an organism is called its genome. The genome is a linear sequence of nucleotide bases.

GENE IDENTIFICATION
Nucleotide sequences are analyzed to determine which stretches are genes. A gene is a specific sequence that codes for a particular protein.

GENE CLONING
Genes are inserted into vectors so that they can be replicated in cells and used for studies such as gene expression.

GENE EXPRESSION
Cloned genes are used to express proteins in a variety of host organisms.

GENE ANALYSIS
Expressed proteins are studied to determine their function and discover how they interact with proteins and other molecules within the cell. This analysis helps identify other genes that need to be cloned and expressed to understand cellular function.

ACCELERATING THE DISCOVERY PROCESS
By supplying researchers with the tools they need to successfully undertake each step of the discovery cycle, Invitrogen is helping to accelerate the discovery process. Invitrogen's products and services are designed to decrease the time and effort researchers expend on the path to discovery. This can ultimately lead to the development of new drugs, diagnostic techniques, and disease therapies as well as applications that will benefit agriculture.

[PICTURE]

Microarrays can be used to identify differential gene expression in one cell type versus another.


GENE IDENTIFICATION
While genome sequencing projects can resolve the entire nucleotide sequence of an organism, they do not reveal which portions of the sequence are genes that code for proteins. Gene identification techniques are used to find the individual coding sequences that lie within a genome. These techniques enable researchers to isolate a specific gene from a large collection of cloned genes or to learn enough about the sequence of a specific gene so that it can be cloned individually. The individual gene and its expressed protein can then be studied to determine their function.

MICROARRAYS HELP SPEED IDENTIFICATION
A relatively recent advance in gene identification involves the use of microarrays, which are nylon membranes or glass slides containing hundreds to thousands of partial or full-length genes. Microarrays can be used to identify differential gene expression in one cell type versus another For example, researchers can study how healthy and diseased cells differ at the genetic level. Genes identified by this technique are then cloned and studied to further understand their role in the health or disease of a cell. Ultimately, this knowledge leads to the development of drugs and therapies to treat or prevent the disease.

EXPANDED OFFERINGS
Our recent acquisition of Research Genetics greatly augments our gene identification product line. Through collaborations with various leaders in genomics research, Research Genetics has developed an impressive collection of DNA microarrays and custom software for microarray data analysis, PCR primers that amplify all or a specific portion of selected genes, and various genomic and cDNA libraries. Research Genetics currently offers microarrays of over 30,000 different human genes and the world's largest collection of commercially available, sequence-validated clones. Researchers purchase these microarrays and libraries and screen them to identify specific genes. Individual genes or PCR primers that can be used to amplify and clone specific genes can then be purchased. By making the means for both identifying and obtaining genes readily available, these products accelerate the gene discovery and analysis process.


   1987            1988           1990              1991                  1993               1994
---------------------------------------------------------------------------------------------------------
 Invitrogen    First year of      Human           TA Cloning            European        Sponsored first
  founded      profitability     Genome           Kiclaunched       subsidiary opened   Current Topics
                              Project started                       in The Netherlands       in Gene
                                                                                           Expression

GENE CLONING

Once a specific DNA sequence has been identified as being a gene, the next step in the discovery cycle is to clone the gene. Cloning involves inserting a gene into a vector--a circular piece of DNA that carries sequences for manipulating the cloned gene. This gives researchers the ability to produce sufficient quantities of the gene for use in further studies such as gene expression and gene analysis.

TA CLONING KIT INTRODUCED

1980 was the dawn of a new era in molecular biology. in that year the polymerase chain reaction (PCR), a technique that allows small amounts of DNA to be amplified exponentially, was developed. To take advantage of the growing popularity of PCR, Invitrogen introduced the TA Cloning Kit in 1991. The TA Cloning method simplifies cloning by allowing PCR products to be inserted directly into specially-designed vectors without any modification. This accelerates the process of PCR cloning and makes it more efficient, more reliable, and more accessible than previously-used methods.

A REVOLUTION IN CLONING

Our outstanding success with the TA Cloning Kit led to the development of TOPO-Registered Trademark- Cloning and Echo-TM- Cloning, two techniques that have revolutionized the cloning process. Both techniques build on the foundation of TA Cloning. TOPO Cloning saves researchers hours of time by reducing an overnight incubation step to only five minutes. Echo Cloning makes it possible to insert a single gene into multiple expression vectors quickly and reliably, enabling researchers to express their protein of interest in more than one host organism without performing multiple, time-consuming subcloning tasks. TA Cloning, TOPO Cloning, and Echo Cloning accelerate the discovery process by allowing researchers to clone their genes rapidly and efficiently.

TOPO CLONING IN ACTION

Because of the speed at which PCR products can be cloned using the TOPO Cloning technique, this method has been used to clone thousands of human, mouse, and yeast genes in our laboratories. The result is the GeneStorm-Registered Trademark- product line, an extensive collection of over 5,000 cloned, ready-to-express genes.


     1996             1997               1998                 1999                2000                   2003
-------------------------------------------------------------------------------------------------------------------
First TA Cloning  Relocated U.S.   Invitrogenomics-TM-  $60.4 million IPO,  Research Genetics          Projected
 patent issued    Headquarters to   program initiated   NOVEX-Registered          merger,            completion of
                  new 60,000 sq.                        Trademark- merger,  $173 million debt          the Human
                  ft. building in                         $147.5 million         placement           Genome Project
                     Carlsbad                           secondary offering

[GRAPH]

TIME REQUIRED TO CLONE INTO
MULTIPLE EXPRESSION VECTORS

Graph compares the hours required for Traditional Cloning (Traditional methods require these genes to be cloned individually into each expression vector) at 80 hours vs. Echo Cloning (5 minute TOPO Cloning plus 25 minute incubation into vectors A,B,C & D).

Echo-TM- Cloning makes it possible to insert a single gene into multiple expression vectors quickly and reliably.

[PHOTOS]

The photographs above demonstrate expression of the green fluorescent protein when it is targeted to specific regions of the cell. Clockwise from the upper left, these regions are the nucleus, mitochondria, endoplasmic reticulum, and cytoplasm.


GENE EXPRESSION
Expression experiments enable researchers to move from studying genes to studying the proteins they encode. A gene is cloned into an expression vector and then introduced into a foreign host such as bacterial, yeast, insect, or mammalian cells. Each host offers different advantages such as fast growth, high yield, and production of properly formed protein. By studying the expressed protein in various host organisms, researchers can develop an understanding of how that protein affects the cell.

Expression of a gene in a foreign organism requires the use of an expression vector. A vector is a DNA sequence that carries various elements for expression of the protein encoded by a cloned gene. These elements differ depending on the intended host organism and the goal of the experiment. Continual advances in gene expression technology have made producing proteins faster, easier and more reliable.

TOOLS FOR EXPRESSION
Invitrogen believes that one of our strengths is our ability to take technological developments in gene expression and turn them into user-friendly products. This enables researchers to easily take advantage of these new technologies, further accelerating the discovery cycle. In fact, Invitrogen offers one of the largest collections of expression vectors and systems available. Customers are able to choose the system that is most suitable for their protein and functional studies. Whether researchers are interested in large-scale protein production, targeting a protein to a specific subcellular location, or evaluating a specific cellular response to a protein, Invitrogen provides the tools needed to meet each goal.

EXPRESSION SUCCESS
Invitrogen's expression vectors and systems have been cited over one thousand times in various journals and scientific publications. Each successful experiment furthers researchers' understanding of how genes and proteins function. In addition, every 18 months Invitrogen hosts the Current Topics in Gene Expression Systems Meeting where researchers from all over the world come to present their work and learn about the latest expression technologies being developed.

[PHOTO]

Pre-cast gels eliminate the time and effort researchers spend preparing their own gels.

GENE ANALYSIS
Once a protein is expressed, it is analyzed to reveal its identity, function, and interactions with other proteins and/or DNA sequences. Determining these characteristics gives clues to understanding a protein's role in cellular processes and pathways. This knowledge is then used to further drug discovery. The analysis process allows characterization of proteins on two levels: functional properties such as its molecular interactions and physical properties such as size and amino acid composition. Gel electrophoresis is a commonly used method that allows the separation of proteins on a solid support. Researchers use it to determine the size and charge of various proteins. It can also be used to identify the occurrence of a molecular interaction.

SIMPLIFIED PROTEIN ANALYSIS
In 1999, Invitrogen expanded its presence in the electrophoresis market by acquiring NOVEX, a leading supplier of pre-cast electrophoresis gels. Pre-cast gels eliminate the time and effort researchers spend preparing their own gels and provide more reliable results. In addition, NOVEX holds several patents on proprietary electrophoresis technologies. These patents are now part of the Invitrogen portfolio.

[PHOTOS]

Photos represent the results of different methods for analyzing protein expression

TRUSTWORTHY RESULTS
Large pharmaceutical companies typically spend millions of dollars on drug discovery research. Analysis is a critical part of this process. To ensure that they get accurate results, many of these companies trust only the NOVEX line of pre-cast gels. These gels save time and effort while providing reliable results.

[PHOTO]

Contract services have become increasingly attractive to companies needing rapid, large-scale analysis of the growing number of gene targets.

SERVICE CAPABILITIES
Pharmaceutical, biotechnology, and agricultural firms wishing to develop gene-based therapeutic and diagnostic products must rapidly analyze the large amounts of data being generated by government and private-sector genome sequencing initiatives. These companies are competing to be the first to identify, clone, express, and validate the finite number of gene targets thought to be of commercial importance. In addition, they will need to establish and protect intellectual property rights by obtaining patents or licenses covering these full-length genes and their encoded proteins. The desire to secure proprietary positions increasingly leads companies to seek a competitive advantage by adopting methods that can accelerate their research, including outsourcing research tasks to companies with demonstrated expertise. Contract services have become increasingly attractive to companies needing rapid, large-scale analysis of the growing number of gene targets.

INVITROGENOMICS
Invitrogen has long been a market and technology leader in gene cloning and expression. In 1998 we created Invitrogenomics to capitalize on our strengths by providing high-throughput gene identification, cloning, expression, and validation services for corporate partners on a contract basis. We believe that Invitrogenomics and our recent acquisition of Research Genetics gives us significant opportunities to provide services and to enter into collaborations that will lead to the development of new proprietary technologies and products.

COLLABORATIONS
An excellent example of the type of business we expect to generate through Invitrogenomics is a research collaboration we signed in December 1999 with the Novartis Institute for Functional Genomics (NIFG), one of the largest research institutes devoted entirely to functional genomics. The partnership will provide NIFG with the technology necessary to set up a high-throughput cloning facility that will employ Invitrogen's cloning technologies. In return, we receive the rights to sell clones and reagents generated by these collaborative efforts to the research community, significantly accelerating the expansion of our functional genomics product line.

SERVICES
A good example of our service capabilities are those recently provided to EntreMed, Inc. EntreMed is engaged in studies to determine if its Angiostatin-TM- and Endostatin-TM- proteins can inhibit tumor growth. They contracted with Invitrogen to develop a large-scale fermentation process using the yeast PICHIA PASTORIS that would produce adequate amounts of functional protein for their studies.

[PHOTO]

Thinking Globally, Acting Locally

Invitrogen and it's employees are committed to serving their community. Employees have dedicated their time and effort to a variety of causes including cleaning the local beaches, delivering lunches through the Meals on Wheels program, raising money for local and national foundations that benefit children in need, and sponsoring food drives.


[PHOTO]

Helping Endangered Species

The San Diego Zoo is a major player in the fight for the survival of endangered species. Invitrogen supports the Zoo's effort by providing both monetary and product contributions to CRES (Center for the Reproduction of Endangered Species). We have also contributed our time by producing a giant panda cDNA library to study the panda genome. This library will be used by researchers worldwide.

Echo-TM- Cloning is a trademark of Invitrogen. GeneStorm-Registered Trademark-, TA Cloning-Registered Trademark-, and TOPO-Registered Trademark- are Invitrogen trademarks which have been registered with the United States Patent and Trademark Office. The Invitrogen logo and Invitrogenomics-TM- are trademarks of Invitrogen for which registration applications have been filed with the United States Patent and Trademark Office.

Research Genetics-Registered Trademark- is a trademark of Research Genetics which has been registered with the United States Patent and Trademark Office.

All other trademarks or trade names referred to in this annual report are the property of their respective owners.


OFFICERS
--------------------------------------------------------------------
LYLE C. TURNER                         JAMES R. GLYNN
Chairman, President, and               Executive Vice President and
Chief Executive Officer                Chief Financial Officer

LEWIS J. SHUSTER
Chief Operating Officer

DIRECTORS
--------------------------------------------------------------------
LYLE C. TURNER                         JAMES R. GLYNN
Chairman, President, and               Executive Vice President and
Chief Executive Officer                Chief Financial Officer
Invitrogen Corporation                 Invitrogen Corporation

DONALD W. GRIMM                        KURT R. JAGGERS (1,2)
Founder, Chairman, and President       Marketing Director
Strategic Design                       T.A. Associates, Inc.

BRADLEY G. LORIMIER (1,2)              DAVID E. MCCARTY
Former Senior Vice President           Former Executive Vice President
Business Development                   Invitrogen Corporation
Human Genome Sciences, Inc.            Former President and Chief
                                       Executive officer
                                       NOVEX

JAY M. SHORT, PH.D. (2)                LEWIS SHUSTER (1)
President and CEO                      Chief Operating Officer
Diversa Corporation                    Invitrogen Corporation

1. Audit Committee Member
2. Compensation Committee Member

STOCKHOLDER INFORMATION
---------------------------------------------------------------------
Stockholders may obtain copies of new releases, product information, Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, and other company information by accessing our web site at www.invitrogen.com. Stockholders may also reach Invitrogen's Investor Relations group by calling 760-603-7200 between the hours of 8:00 a.m. and 5:00 pm (PST), by telefax at 760-603-7201, by e-mail at investor@invitrogen.com, or by writing to Investor Relations at Invitrogen Corporation, 1600 Faraday Avenue, Carlsbad, CA 92008.

Invitrogen Corporation's Annual Stockholder meeting will be held at 10:00 a.m., Thursday, April 27, 2000, at Invitrogen's headquarters, 1600 Faraday Avenue, Carlsbad, California. All stockholders are cordially invited to attend.

For address changes, transfer of stock, or replacement of lost stock certificates, please contact Invitrogen's Registrar and Transfer Agent, EquiServe at EquiServe, Boston EquiServe Division, Stockholder Services, 150 Royall Street, Canton, MA 01021, 781-575-3400.