Form 10-K405, Exhibit 13
period 2000-12-31
INVITROGEN CORP
filed 2001-03-21
CIK 1073431

                                                                    Exhibit 13.1


                         INVITROGEN ANNUAL REPORT 2000

Dear Shareholder,

It is not often that the successes of a single year are sufficient to propel a company into the prominent leadership position in its industry. I am extremely pleased to report that for Invitrogen, 2000 was such a year. This progress, driven both by acquisitions and internal growth has positioned Invitrogen as the world leader in consumable molecular biology and cell culture products.

Our acquisition of Research Genetics(R) Corporation in February 2000 gave us important capabilities in DNA arrays, Genomics Services, and computational molecular biology, also known as bioinformatics. In addition, Research Genetics brought one of the world's largest libraries of partial and full-length gene clones. This important collection dramatically expanded our ability to provide existing and custom-made genes for research in numerous molecular biology focus areas. We believe that the sequencing of the human genome will create a growing demand for bioinformatic systems and genes to further the understanding of the genetic cause of disease, accelerating drug development.

In June 2000, we acquired Ethrog Biotechnologies, Ltd., a leader in the field of gel electrophoresis. Ethrog's technology and products strongly complement our Novex(R) product line and provide us with an important position in this strongly growing market segment.

It would be difficult to overstate the strategic and financial importance of our September acquisition of Life Technologies. With the industry's premier worldwide distribution system, a complimentary product line, and compelling synergies with our technologies, Life Technologies represents a strategic fit that is rarely seen. Financially, the opportunity was equally significant. With revenues four times ours, growing profits, and the opportunity for us to complete the acquisition having more cash and greater earnings per share, acquiring Life Technologies offered an outstanding opportunity to create value for our shareholders.

Immediately upon completing the Life Technologies acquisition, we set out to secure these strategic and financial opportunities. Our accomplishments to date include cross-training the combined worldwide sales force, an effort involving more than 300 technical sales representatives, sales managers, and sales directors. This provided our sales team with the necessary training, resources, and incentives to accelerate the sales of our highest margin products. Eliminating low-margin and low sales volume products, which amounted to approximately 25% of Life Technologies' catalog numbers, has improved margins, focused the efforts of our sales force, and simplified our entire supply chain. We have begun to cross-stock our 570 product centers, which store our products on-site at our largest customers' locations. The rationalization of pricing and discount structures, which will make a material contribution to our financial success over time, was begun shortly after the acquisition closed. We identified and made important progress in eliminating redundant resources between both companies and are already shifting production among our nine facilities worldwide to realize cost savings and customer service improvements.

These accomplishments have been achieved through the dedication, cooperative spirit, and plain hard work of teams from both companies. Based on the progress I have witnessed through my own involvement on these teams, we are on track to capture all of the strategic and financial benefits so apparent to us at the outset.

We have a history of bringing new products to market in a remarkably short period of time and we are maintaining this momentum with Life Technologies. To date, we have introduced no fewer than 15 new products based on combined technologies. Included in this list are products based on the integration of Life Technologies' Gateway(TM) Cloning Technology with our TOPO(R) Cloning Kits and broad array of expression vectors. We believe this integrated product line forms an extremely strong and competitive offering to our customers and positions us to increase market share in an industry whose growth is still accelerating.

Despite the significance of our acquisition activity in 2000, the strong performance of our legacy business is most indicative of our future. It is here that we have demonstrated our ability to execute on our growth strategy. For example, for the four years prior to 2000, we produced a compound average revenue growth rate of 29% per year, and growth in net income of 62% per year. This performance was due to our ability to position the company in rapidly growing market segments with high margins, while simultaneously focusing on new product introductions. This strategy enabled us to capture market share and improve gross margin for continued profitable growth.

During 2000, our market leadership allowed us to dramatically expand the number of partnerships and collaborations with other leading life sciences companies. While the immediate financial benefits from these arrangements are small, we believe they hold considerable strategic and financial promise further into the future.

Through past efforts and strategic initiatives such as these collaborations, we have built the foundation for an even brighter future. We now operate in a booming $1.7 billion market for molecular biology products, a $1.2 billion market for cell culture products, and a $1.1 billion market for genomic design services and tools for proteomics. The growth of these markets is being driven by the sequencing of the human genome, by the availability of advanced research techniques and equipment, and by an all-out race to develop new treatments to improve the human condition. We are the market leader or a key market player in virtually all of the market segments in which we choose to operate. We have the strongest distribution system in our industry and we hold the strongest brand identification within our markets. Our products carry proprietary content wherever possible, which supports our ability to maintain attractive margins. We have a broad intellectual property portfolio that supports our continued growth through new product introductions. Our ability to introduce new products with reduced risk has been furthered by in-licensing technologies developed and proven by others. Our products do not require FDA approval and can therefore be introduced rapidly with no regulatory risk. We are strong financially and are well prepared to continue our past successes.

From this position of strength, we are creating the preferred "operating system" for molecular biology research. As the sequencing of the human genome causes a proliferation in the number of genetic targets for research, we expect that our ownership of this operating system and our strong market presence will result in continued growth.

Throughout the successes of the past year, we have remained faithful to our historical practice of producing growth without sacrificing profitability a claim few biotech companies can make. We believe this strategy is crucial to creating value for our shareholders and intend to adhere to it as we implement our growth plans. We are grateful for your support and trust that our past accomplishments and future plans will continue to deliver value to all of our shareholders.

Sincerely,

/s/ Lyle C. Turner

Lyle C. Turner
President, Chairman, and Chief Executive Officer

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


                                                  IN THOUSANDS, EXCEPT
                                                     PER SHARE DATA

YEARS ENDED DECEMBER 31                             2000         1999
Revenues                                          $246,195     $ 92,945

Net income (loss) available
   to common shares                                (54,326)       9,984

Earnings (loss) per share                            (1.80)        0.46

Pro forma Earnings

   Net income (loss) available
      to common shares                             (54,326)       9,984

   Add back amortization and
      merger costs                                 110,604        4,213

   Less related tax benefit                        (20,297)      (1,192)
                                                ----------     --------
                                                $   35,981     $ 13,005
                                                ==========     ========

   Pro forma earnings per share*                $     1.07     $   0.60

AT DECEMBER 31

Cash, cash equivalents, and
short-term investments                          $  418,899     $102,238

Stockholders' equity                             1,778,397      130,665

Total assets                                     2,369,215      156,776

Common shares outstanding                           51,914       22,470



                                    REVENUES
                             In millions of dollars

                         1999        2000
                         ----        ----
0

50

100                      $93

150

200

250                                 $246



                          PROFORMA EARNINGS PER SHARE*
                                   In dollars


                         1999        2000
                         ----        ----
0

 .25

 .50                      $  .60

 .75

1.00                                $1.07

1.25


* Excluding amortization and merger-related charges

FOUR STEPS TO DISCOVERY

Proteins, which are encoded by genes, are responsible for nearly all of the biochemical and physical properties of a cell, as well as the variations among different types of cells. Because most cellular processes are mediated through pathways that involve many proteins, determining which proteins interact with a given protein is one of the keys to understanding its function in the context of the entire cell. Very shortly, the entire sequence of the human genome, as well as the genomes of other species, will be known. This rapid influx of sequence information has led to a rapidly growing need for products and services that enable life science researchers to determine which parts of the 3 billion base pair sequence define genes, to identify which genes are relevant to a particular cellular process, and to understand how the proteins encoded by these genes interact with one another in the cell to perform that process. By studying the proteins that genes express, researchers can study topics such as the way a particular gene and the protein it encodes impact an organism's susceptibility or resistance to disease. Because virtually all drugs on the market today interact with only about 500 specific proteins, the goal of this research is to identify the hundreds or thousands more such protein targets that exist, creating new opportunities for drug development to address specific diseases.

A CONTINUOUS CYCLE

This process of discovery is a continuous cycle that involves four main steps:
Gene Identification, Gene Cloning, Gene Expression, and Gene Analysis. Each step requires a unique set of tools and techniques. The process is cyclical because proteins do not act in isolation; many proteins interact with one another in a pathway to perform a given function. Thus, discovering the function of a given protein leads researchers back into the discovery cycle to identify, clone, express, and analyze the genes that interact with the protein in the pathway being studied. After an entire pathway has been understood, directed drug discovery can begin.

THE DISCOVERY CYCLE

THE GENOME

The total genetic information carried by an organism is called its genome. The genome is a linear sequence of nucleotide bases.

STEP 1: GENE IDENTIFICATION

A gene is a specific nucleotide sequence that codes for a particular protein. Nucleotide sequences are analyzed to determine which stretches are genes and to determine which of the thousands of genes uncovered are relevant to a particular cellular pathway.

STEP 2: GENE CLONING

Genes are inserted into vectors for replication in cells and then used for further research such as gene expression.

STEP 3: GENE EXPRESSION

Cloned genes are used to express proteins in a variety of host organisms.

STEP 4: GENE ANALYSIS

Expressed proteins are studied to determine their function and discover how they interact with other proteins and molecules within the cell. This analysis helps identify other genes that need to be cloned and expressed to further understand cellular function, leading back to step 1 of the Discovery Cycle.

THE IMPORTANT OUTCOME OF THIS PROCESS IS A CONTINUING DEMAND FOR INVITROGEN'S PRODUCTS AND SERVICES.

                          [GRAPHIC OF DISCOVERY CYCLE]

Step 1:  Gene Identification

Step 2:  Gene Cloning

Step 3:  Gene Expression

Step 4:  Gene Analysis

The Genome

Currently, many different genome sequencing projects are underway to resolve the entire nucleotide sequence of a variety of organisms, including humans. However, genome sequencing is only the entry point of the discovery process. Sequencing does not automatically reveal which portions of the genome are genes that code for proteins, nor the roles those genes and proteins play in cell function. The next step in the discovery process is to use gene identification techniques to define the individual coding sequences that lie within a genome and to determine which of the hundreds of thousands of genes uncovered are relevant to solving a particular research goal.

MICROARRAYS MAKE IDENTIFICATION FASTER

One of the more powerful gene identification techniques involves the use of microarrays, which are nylon membranes or glass slides containing hundreds to thousands of partial or full-length genes. Microarrays have come to prominence because they enable thousands of genes to be screened in one experiment. They are frequently used to identify differential gene expression in one cell type versus another. For example, researchers can study how healthy and diseased cells differ at the molecular level by determining which genes are expressing their encoded proteins in one cell type but not the other. Genes identified by this technique are then cloned and studied to further understand their role in the health or disease of the cell. Ultimately, this knowledge can lead to the development of drugs and therapies to treat or prevent the disease.

DISCOVERY STARTS HERE

Invitrogen's Research Genetics division is a leading provider of gene identification products and services. Through collaborations with various leaders in genomics research, Research Genetics has developed an impressive collection of DNA microarrays and cDNA clones. In addition, Research Genetics supports a powerful software program, called Pathways (TM) , that is required to accurately analyze and interpret the massive amounts of data generated by microarray experiments. Research Genetics currently offers microarrays of over 40,000 different human genes. For researchers who wish to print their own microarrays, the MyArray(TM) DNA custom service enables them to use the company's web site to search for and order ready-to-use DNA from the world's largest collection of commercially available, sequence-validated cDNA clones (currently over 4,500,000). Researchers purchase these microarrays or clones and screen them to identify specific genes that are relevant to their research. Individual genes, or PCR primers used to amplify and clone specific genes, can then be purchased. By making the means for both identifying and obtaining genes readily available, these products accelerate gene discovery and analysis.


[GRAPHIC CAPTION - Microarrays can be used to identify gene expression in one cell type versus another.]

Once a specific DNA sequence has been identified as being a gene, the next step in the discovery cycle is to clone the gene. Cloning involves inserting a gene into a vectora circular piece of DNA that carries nucleotide sequences for manipulating the cloned gene. This gives researchers the ability to produce sufficient quantities of the gene for use in further studies such as gene expression and analysis.

TA CLONING(R) KIT INTRODUCED

The mid-1980's saw the dawn of a new era in molecular biology. The polymerase chain reaction (PCR), a technique that enables small amounts of specific DNA sequences to be amplified exponentially, was developed. To take advantage of the growing popularity of PCR, Invitrogen introduced the TA Cloning(R) Kit in 1991. The proprietary TA Cloning(R) method simplifies the cloning of PCR products by making it possible to insert them directly into specially designed vectors without any modifications. This accelerates the process of PCR cloning, making it faster, more efficient, more reliable, and more accessible than the methods that were previously used.

REVOLUTIONIZING CLONING

Our outstanding success with the TA Cloning(R) Kit led to the next advance in cloning technologies, TOPO(R) Cloning. The patented TOPO(R) Cloning technology uses the enzyme topoisomerase I rather than DNA ligase to mediate the cloning reaction. This saves researchers hours of time because it reduces an overnight incubation step to only five minutes and makes cloning more successful, reducing the number of reactions that must be repeated. Our most recent advance in cloning is our GATEWAY(TM) Technology. This takes advantage of recombinational cloning, a method that enables a cloned gene sequence to be shuttled rapidly between various vectors. Using GATEWAY,(TM) a single gene can be inserted into multiple expression vectors quickly and reliably, enabling researchers to express their protein of interest in more than one host organism without performing multiple, time-consuming subcloning tasks. TA Cloning,(R) TOPO(R) Cloning, and GATEWAY,(TM) accelerate the discovery process by allowing researchers to clone their genes rapidly and efficiently, expanding the type and quantity of experiments that can be performed.

WE USE IT, TOO

Because of the speed and accuracy with which PCR products can be cloned using the TOPO(R) Cloning technique, this method has been used to clone thousands of human, mouse, and yeast genes in our laboratories. After cloning, each gene is tested to verify that it correctly expresses its encoded protein. The result is the GeneStorm(R) product line, an extensive collection of over 5,000 full-length human, mouse, and yeast genes that have been cloned into vectors and verified for expression.

[GRAPHIC CAPTION: INVITROGEN'S TOPO CLONING KITS DELIVER UNRIVALED CONSISTENCY RESULTING IN GREATER THAN 95% RECOMBINANTS EVERY TIME.]

Expression experiments enable researchers to move from studying genes to studying the proteins they encode. To do so, a gene is cloned into an expression vector and then introduced into a foreign host such as bacterial, yeast, insect, or mammalian cells. Each host offers different advantages such as fast growth, high yield, and production of correctly formed protein. By studying the protein in a variety of host organisms, researchers can develop an understanding of how that protein affects the cell.

THE BASIS OF EXPRESSION

Expressing a gene in a foreign organism requires the use of an expression vector. A vector is a DNA sequence that carries various elements that enable the vector to grow and express the protein encoded by a cloned gene in a given host. These elements differ depending on the intended host organism and the goals of the experiment. Invitrogen's continual advances in gene expression technology have made producing proteins faster, easier, and more reliable.

TOOLS FOR EXPRESSION

We believe that one of our strengths is our ability to take technological developments in gene expression and turn them into user-friendly products. This enables researchers to easily take advantage of emerging technologies, further accelerating the pace of the discovery cycle. We offer one of the largest collections of expression vectors and systems available. Customers are able to choose the system that is most suitable for their protein and functional studies. Whether researchers are interested in large-scale protein production, targeting a protein to a specific subcellular location, or evaluating a specific cellular response to a protein, we provide the tools needed to meet each goal. The TOPO(R) and GATEWAY(TM) Cloning technologies, discussed on the previous page, further enhance our gene expression tools by making it possible to rapidly clone genes and shuttle them between the many different expression vectors researchers need to use.

EXPRESSION SUCCESS

Invitrogen's expression vectors, and systems, and associated support products have been cited over one thousand times in various journals and scientific publications. Each successful experiment furthers researchers' understanding of how genes and their encoded proteins function. In addition, every 18 months Invitrogen hosts the Current Topics in Gene Expression Systems Meeting where researchers from all over the world come to present their work and learn about the latest expression technologies.

Once a protein is expressed, a variety of analysis techniques are used to verify its identity, elucidate its function, and determine if it interacts with other proteins and/or nucleic acid (DNA, RNA) sequences. Determining these characteristics provides clues to understanding a protein's role in cellular processes and pathways. After the proteins that make up a pathway have been elucidated, directed drug discovery can be used to identify and refine compounds that interact with and alter the pathway in a desired manner.

PROCESS OF ANALYSIS

Analysis allows proteins to be characterized on two levels: functional properties, such as how a protein interacts with other molecules in a cell, and physical properties, such as the protein's size, charge, and amino acid composition. Gel electrophoresis is a commonly used technique that enables the separation of proteins on a solid support. Researchers use gel electrophoresis to determine the size and charge of various proteins. It can also be used to identify the occurrence of a molecular interaction.

SIMPLIFIED PROTEIN ANALYSIS

In 2000, Invitrogen increased its leadership in the elec-trophoresis market by acquiring Ethrog Biotechnologies, Ltd. Ethrog manufactures the E-Gel(R) , a precast, bufferless agarose gel designed for convenient DNA electrophoresis. Precast gels eliminate the time and effort researchers spend preparing their own gels and provide more reliable results. In addition, Invitrogen holds several patents on proprietary electrophoresis technologies as a result of our 1999 acquisition of Novex,(R) a leading supplier of precast electrophoresis gels and ready-to-use buffers.

REPRODUCIBLE RESULTS

Large pharmaceutical companies typically spend millions of dollars on drug discovery research. Analysis is a critical part of this process. To ensure accurate results, many of these companies trust only the Novex(R) line of pre-cast gels. These gels save time and effort while providing reliable results.

REAL-WORLD APPLICATION

Bovine Spongiform Encephalopathy, also known as BSE or "mad cow" disease, has recently become a worldwide concern. The first human case, caused by consuming infected beef, was identified in the United Kingdom in 1986. Since then, infected cattle have been discovered in France, Germany, Italy, and Spain. As a result, BSE testing of cattle is growing throughout the European Continent. The high quality and consistency of the proprietary NuPAGE(R) Novex gels have led to their use with one of three laboratory testing kits certified by the European Commission for this purpose.

A number of pharmaceutical and biotechnology firms worldwide are working to develop gene-based therapeutic and diagnostic products. To establish and protect their intellectual property rights, these companies are competing to be the first to identify, clone, express, and validate the finite number of gene targets thought to be of commercial importance. The desire to secure proprietary positions increasingly leads companies to seek a competitive advantage by outsourcing R&D and collaborating with companies that have demonstrated expertise.

ESTABLISHING IN-DEPTH SCIENTIFIC RELATIONSHIPS

For years Invitrogen has supplied high-throughput gene identification, cloning, expression, and validation services to corporate partners on a contract basis. The recent acquisitions of Research Genetics and Life Technologies strengthen these capabilities and provide increased opportunities for Invitrogen to enter into in-depth collaborations. Common goals of these partnerships include the development of new proprietary technologies and products and increased company value.

BENEFITING FROM COLLABORATIONS

In 2000, Invitrogen entered into a number of collabora-tions resulting in:

-    the introduction of new scientific information

-    increased share of intellectual property and value through license revenues

- significant revenues in the form of upfront license and service fees for work completed

EXAMPLES OF CURRENT COLLABORATIONS

- GENOSCOPE sequenced full-length, normalized cDNA libraries from Invitrogen. As many as 1,000 new human genes were found and a total of 10,000 identified. Invitrogen holds exclusive worldwide rights to distribute these genes, except in France.

- GENE LOGIC will sequence a large number of human disease and predictive toxicology genes and Invitrogen will isolate the full-length genes. Invitrogen will sell the genes to Gene Logic's customers and receive a portion of the clone and database fees, as well as patent license revenue.

- THE INSTITUTE FOR GENOMIC RESEARCH is iso-lating and sequencing genes from human, mouse, rat, plant, microbes, and other organisms. Invitrogen will be the sole worldwide distributors for these gene collections.

-    NOVARTIS INSTITUTE FOR FUNCTIONAL

     Genomics has set up a high-through-put cloning facility to clone genes currently in the GeneStorm(R) vectors into Invitrogen's recombinational vectors. Invitrogen holds worldwide distribution rights for these clones.

Several other partnerships are currently underway to make available full-length, sequenced clones from a number of organisms. Invitrogen will receive proprietary rights to sell clones generated from these collaborations, thereby significantly expanding its functional genomics product line.

[GRAPHIC CAPTION: THROUGH COLLABORATIVE EFFORTS, INVITROGEN IS ABLE TO DEVELOP NEW TECHNOLOGIES AND INCREASE ITS VALUE.]

Invitrogen has successfully grown by developing new products and technologies designed to make research faster, easier, and more efficient. In 2000, Invitrogen experienced tremendous growth due to acquisitions, the most significant of these being the acquisition of Life Technologies. Life Technologies' strength in areas such as cDNA Synthesis, bacterial host cell types, and transfection perfectly complemented Invitrogen's own strongholds in cloning and expression. As a single corporation, Invitrogen is now the largest worldwide suppliers of life science research products.

WORLDWIDE EXPANSION

For our customers, this merger provides numerous benefits. With expanded R&D resources we are able to accelerate product development and bring to market the high-quality tools researchers need-faster. Unifying our sales forces and customer service departments provides scientists with truly responsive product support. Increasing the number of local supply centers provides researchers with convenient access to Invitrogen products. By using Life Technologies' established distribution channels, it is now easier for customers worldwide to receive the Invitrogen products they need. Along with this expansion, customers will continue to receive the high caliber of service and products they have come to expect.

GAINING MARKET LEADERSHIP

Along with significant customer benefits, Invitrogen's acquisition of Life Technologies provided an immense opportunity to strengthen our market leadership position in key molecular biology areas. Prior to the merger, Invitrogen was the market leader in PCR Cloning, Gene Expression, and Electrophoresis. After acquiring Life Technologies, Invitrogen now is the leader in the cDNA Synthesis, DNA Synthesis, Transfection, and Bacterial Host Cell Types market segments as well (see table). In addition, Invitrogen now includes GIBCO,(TM) the market leader in cell culture.

[GRAPHIC CAPTION: INVITROGEN DRAMATICALLY ACCELERATED ITS WORLDWIDE GROWTH BY ACQUIRING LIFE TECHNOLOGIES]

INCREASED MARKET LEADERSHIP POSITIONS SINCE ACQUIRING LIFE TECHNOLOGIES

Invitrogen has significantly increased its market leadership positions in several key molecular biology areas:


Invitrogen prior to the acquisition               Invitrogen today
-----------------------------------               ----------------
The market leader in                              The market leader in

-    PCR Cloning                                  -    PCR Cloning

-    Eukaryotic Host Cells                        -    Eukaryotic Host Cells

-    Gene Expression                              -    cDNA Synthesis

-    Electrophoresis                              -    Gene Expression

                                                  -    Electrophoresis

                                                  -    DNA Synthesis

                                                  -    Transfection

                                                  -    Bacterial Host Cells

A key player in                                   A key player in
---------------                                   ---------------

-    Genomics Resources                           -    Genomics Resources

-    Bacterial Host Cell                          -    PCR Amplification


Different corporations grow in different ways. Invitrogen has successfully chosen to follow a strategy involving product development, collaborations, and acquisitions. By pursuing this path, Invitrogen has increased its public stock value 500%, from $15 to $75 per share, in just two years.

INNOVATIVE PRODUCTS

Invitrogen has never wavered from its initial goal-to provide life science researchers with the products and services they need to complete their experiments in a quick, accurate, and efficient manner. Whether developed exclusively in house or from a licensed technology, all products are produced for these specific purposes. By focusing, Invitrogen has successfully developed hundreds of products that save researchers time and money while helping them achieve the results they need.

STRONG COLLABORATIONS

At present, Invitrogen has more than 20 on-going collaborations worldwide. The goal behind these collaborations is to introduce new information to the public while developing new products and patents. Each partnership takes a different form and offers different benefits. In some cases, Invitrogen receives immediate financial compensation. Other times Invitrogen's profits depends upon the future success of the partnership. With these collaborations, Invitrogen can work with experts to move into additional molecular biology and genomics fields.

COMPLEMENTARY ACQUISITIONS

A second method that Invitrogen has recently chosen to pursue to accelerate growth is acquisitions. In the past two years, Invitrogen has successfully merged with several corporations that were market leaders in their chosen molecular biology field. By joining these companies into one, Invitrogen has become a formidable player in many key life science areas. These have dramatically accelerated Invitrogen's product line growth, sales, and earnings per share.

INVESTMENT PERFORMANCE

Through developing and marketing innovative products, strong collaborations, and complementary acquisitions, Invitrogen has maintained a strong, consistent growth pattern. Today Invitrogen:

- Demonstrates a history of rapid growth, increased margins, and high net profits

-    Operates in a rapidly growing $1.7 billion molecular biology supply market

-    Rapidly introduces innovative new products to researchers

-    Holds a proprietary technology base that supports its profitability

- Has one of the most extensive sales and distribution channels in the industry

-    Offers well-known, high-quality products

-    Maintains a strong balance sheet with minimal debt

-    Works with an experienced and proven management team

By building upon these foundations, Invitrogen will continue to increase its market share and provide value to its customers and shareholders.

[GRAPHIC CAPTION: IN THE TWO YEARS INVITROGEN HAS BEEN PUBLIC, ITS STOCK HAS GROWN FROM $15 TO $75.]

THINKING GLOBALLY, ACTING LOCALLY

Invitrogen and it's employees are committed to serving their community. Employees have dedicated their time and effort to a variety of causes including cleaning the local beaches, delivering lunches through the Meals on Wheels program, raising money for local and national foundations that benefit children in need, sponsoring a team in the Susan B. Komen Race for the Cure, and participating in food drives.

PROVIDING A HELPING HAND

In addition to active participation in the community, Invitrogen has made financial contributions to several charities. These include Becky's House, a shelter for abused women; Partnership with Industry, an organization dedicated to providing training and support to adults with developmental disabilities; the Pediatric AIDS Foundation; the maternity unit at the RAH, Paisley; MacMillan Cancer Relief; Children's Heart Foundation; and to Paisley Christian Social Action Centre, a group that works with homeless and poor families.

FIGHTING AGAINST EXTINCTION

Characterizing the genomes of endangered species is crucial to conservation efforts and enriches our understanding of life's evolution and diversity. Invitrogen donates products that facilitate purification, cloning, and analysis of DNA to the Center for Reproduction of Endangered Species (CRES) of the Zoological Society of San Diego for their pioneering genetic studies of giant pandas, California condors, gorillas, and chim-panzees.

GeneStorm, TA Cloning, TOPO, Novex, NuPAGE, Research Genetics and Invitrogen are registered trademarks of Invitrogen Corporation. GIBCO, E-Gels, GATEWAY, and the Invitrogen logo are trademarks of Invitrogen Corporation.

Research Genetics(R) is a trademark of Research Genetics which has been registered with the United States Patent and Trademark Office.

All other trademarks or trade names referred to in this annual report are the property of their respective owners.

Certain statements contained in this document are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and it is Invitrogen's intent that such statements be protected by the safe harbor created thereby. Such statements include, but are not limited to, statements relating to 1) expectations of a growing demand for genes, bioinformatic systems, and electrophoresis products; 2) Invitrogen's ability to capture benefits from its acquisitions, including its ability to accelerate product development and improve customer service; 3) Invitrogen's ability to grow or increase its market share and market leadership position; 4) the success of Invitrogen's collaborations, increased opportunities for new collaboration, or which rights Invitrogen will receive in future collaborations; and 5) Invitrogen's ability to provide value to customers and shareholders . Such forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to: a) the growth rates for markets in which Invitrogen operates; b) whether Invitrogen can successfully integrate recently acquired companies into its operations, c) whether Invitrogen can suc-cessfully implement its core business strategy and manage its growth;
d), Invitrogen's skill in negotiating new collaborations, its ability to perform its collaboration obligations and attract new collaboration partners; e) customer reaction to Invitrogen's products and the valuation the public markets place on Invitrogen's stock; and other factors beyond Invitrogen's direct control, in addition to competition and other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.


DIRECTORS
Lyle C. Turner                      Kurt R. Jaggers

James R. Glynn                      Bradley G. Lorimier

Lewis J. Shuster                    David E. McCarty

Thomas H. Adams, Ph.D.              Jay M. Short, Ph.D.

Donald W. Grimm


EXECUTIVE OFFICERS

Lyle C. Turner                      Victor N. Nole, Jr.
President, Chairman, and            President, Cell Culture
Chief Executive Officer

James R. Glynn                      John A. Cottingham
Executive Vice President and        Vice President, General Counsel
Chief Financial Officer             and Secretary

Lewis J. Shuster                    John D. Thompson
Executive Vice President            Vice President, Corporate
                                    Development

Anthony F. Martin, Sc.D.            C. Eric Winzer
President, Molecular Biology        Vice President, Finance



STOCKHOLDER INFORMATION

Stockholders may obtain copies of new releases, product information Securities and Exchange Commission filing, including Forms 10-K and 8-K, and other company information by accessing on web site at www.invitrogen.com Stockholders may also reach Invitrogen's Investor Relations group by contacting Paul Goodson, Vice President, Investor Relations at (760) 603-7200, between the hours of 8:00 a.m. and 5:00 p.m. (PST by telefax at (760) 603-7229, by e-mail at Pgoodson@invitrogen.com. or by writing to Investor Relations at Invitrogen Corporation, 1600 Faraday Avenue, Carlsbad, CA 92008 U.S.A. Invitrogen Corporation's [????] Stockholder meeting will be help at 10:00 a.m. Thursday, April 27, 2000, at Invitrogen's headquarters, 1600 Faraday Avenue, Carlsbad, U.S.A. All stockholders are cordially invited to attend.

For address changes, transfer of stock, or replacement of lost stock certificates, please contact Invitrogen's Registrar and Transfer Agent, EquiServe. Boston EquiServe Division, Stockholder Services, 150 Royal Street, Canton, MA 02021 U.S.A. (781) 525-3400.

1600 Faraday Avenue, Carlsbad, 92008, Telephone: (760) 603-7200, Facsimile:
(760) 602-6500. Toll Free (800) 955-6288. www.invitrogen.com